Givaudan

05010373

SUPPL

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

Vernier, 9 August 2005
RG/rmj6490
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Half Year Report 2005	9 August 2005 published on the Internet	J
Media Release Givaudan Half Year Results 2005	9 August 2005	I

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA

P. de Rougemont R. Garavagno

Enclosures mentioned

Givaudan SA 5, chemin de la Parfumerie CH-1214 Vernier-GenevaT. +4122 780 96 46 F. +4122 780 91 96
Legal Affairs roberto.garavagno@givaudan.com www.givaudan.com

Givaudan®

File N° 1263-28-82-5087

Media Release

Givaudan Half Year Results 2005: Sustained Sales and Strong Profitability

Geneva, 9 August 2005. In the first half year 2005, Givaudan recorded sales of CHF 1,368 million. It maintained its sales in local currencies at the level of last year, despite the on-going reduction of commodity ingredients in both divisions. In Swiss Francs, this translates into a decline of 2.2%. The gross profit increased by one percentage point. Operating profit remained strong, at last year's level, whereas net profit was slightly affected by higher net financial expenses. Cash flow and balance sheet remained solid.

Divisional Sales

Fragrance sales grew 2.0% in local currencies, in line with the market. Sales in Swiss Francs remained at last year's levels. Consumer Products sales continued to outgrow the market substantially, whereas Fine Fragrance sales were affected by strong comparables. The important number of new wins could not compensate for the erosion of existing business due to shorter life cycles and reduction of inventories in the distribution channels. In Fragrance Ingredients, specialities again showed a very good growth, whereas commodities further decreased according to strategy.

Flavour sales declined by 1.6% in local currencies and 3.8% in Swiss Francs against the previous year's strong comparables. Sales were affected by our strategy to rationalise low margin flavour ingredients and by lower market prices for vanilla and citrus. Both, Asia Pacific and Latin America, had a good sales performance, whereas Europe and North America could not match last year's strong performance. All regions grew during the second quarter reversing the first quarter's decline.

Gross Profit

The gross margin improved from 48.3% in the first half of 2004 to 49.3%, despite a trend of increasing raw material prices. This improvement is mainly the result of the margin improvement initiatives and consolidation of the flavour production sites in Europe.

Operating Profit

In the first half year, EBIT amounted to CHF 282 million compared to CHF 287 million for the same period of last year. The operating margin remained at 20.6%, thanks to the improved gross margin.

Cash Flow

Cash flow generation remained high. Operating cash flow before investments amounted to CHF 168 million compared to a high CHF 234 million last year, 2004 being mainly influenced by an extraordinary tax credit. Capital spending amounted to CHF 53 million, in line with last year's level.

Net Profit

Net profit decreased from CHF 228 million to CHF 208 million, mainly due to higher net financial expenses. Earnings per share decreased slightly from CHF 29.48 to CHF 28.76.

Share Buy Back Programme

On 3 May 2005, Givaudan finalised its second share buy back for 800,000 shares. A total of 600,000 shares have already been cancelled by the Annual General Meetings in 2004, and 2005 respectively. The remaining 200,000 shares are foreseen to be cancelled at the next Annual General Meeting in 2006.

On 6 May 2005, Givaudan started a third share buy back programme for 720,000 shares, aiming at reducing the share capital to CHF 64.8 million. The programme will last until 31 May 2006. At the end of June 2005, 24,800 shares have been bought back under this new programme.

Outlook

Givaudan's focus is to create value for its shareholders by driving profitable organic growth and leveraging its unique expertise in sensory innovation. Givaudan strives to further consolidate its leading position in the fragrance and flavour industry by providing innovative solutions and superior service to our customers. Priority will be given to balancing tight cost control measures with investments in efficiency improvement and high growth areas.

In a challenging environment and despite strong comparables, Givaudan remains confident that it will sustain its leading market position and deliver another good result in 2005.

Key Figures

In Mio CHF except per share data	**2005**	**2004 (restated) (1)**	**2004 (reported)**
Group Sales	1,368	1,399	1,399
Fragrances Sales	555	554	554
Flavour Sales	813	845	845
Gross Profit	674	675	676
as % of sales	*49.3%*	*48.3%*	*48.3%*
EBITDA	335	339	335
as % of sales	*24.5%*	*24.2%*	*23.9%*
Operating Profit	282	287	283
as % of sales	*20.6%*	*20.5%*	*20.2%*
Net Income	208	228	229
as % of sales	*15.2%*	*16.3%*	*15.7%*
Earnings per share (basic)	28.76	29.48	28.45

In Mio CHF	**31 June 2005**	**31 December 2004 (restated) (1)**	**31 December 2004 (reported)**
Current assets	*1,933*	*1,766*	*1,735*
Non-current assets	*2,727*	*2,564*	*2,564*
Total Assets	**4,660**	***4,330***	**4,299**
Current liabilities	*1,231*	*1,190*	*882*
Non-current liabilities	*1,387*	*1,152*	*1,152*
Equity	*2,042*	*1,988*	*2,265*
Total liabilities and equity	**4,660**	***4,330***	**4,299**

1) Givaudan early adopted IFRS3 "Business Combinations", IAS36 "Impairment of Assets" (revised 2004) and IAS38 "Intangible Assets" (revised 2004) with effective date beginning on 1 January 2004 . The Group adopted all other new and revised standards with effective date beginning on 1 January 2005 . Comparative information is presented according to the transitional provisions set out in each relevant standard (see note 3 in the Half Year Report 2005).

This afternoon, 9 August 2005, at 15.00 CET a conference call between the company and analysts and investors will also be broadcasted on Givaudan's web site, click here for more information.

Available Documents and Links:

Half Year Report 2005
Half Year 2005 Results Presentation

For further information please contact:
Peter Wullschleger, Givaudan Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

File N° 1263-28-82-5087

Givaudan
Leading Sensory Innovation



Half Year Report 2005

Key Figures

Six months ended 30 June - in millions of Swiss francs, except per share data	2005	Restated[a] 2004	Reported 2004
Sales	1,368	1,399	1,399
EBITDA[b]	335	339	335
Operating profit	282	287	283
Operating profit margin (%)	*20.6%*	*20.5%*	*20.2%*
Result attributable to equity holders of the parent	208	228	220
Earnings per share – basic (CHF)	28.76	29.48	28.45
Earnings per share – diluted (CHF)	28.59	28.97	27.95

In millions of Swiss francs, except for employee data	30 June 2005	Restated[a] 31 December 2004	Reported 31 December 2004
Total assets	4,660	4,330	4,299
Total liabilities	2,618	2,342	2,034
Total equity	2,042	1,988	2,265
Number of employees	5,947	5,901	5,901

a) The Group adopted early IFRS3 "Business Combinations", IAS36 "Impairment of Assets" (revised 2004) and IAS38 "Intangible Assets" (revised 2004) with effective date beginning on 1 January 2004. The Group adopted all other new and revised standards with effective date beginning on 1 January 2005. Comparative information is presented according to the transitional provisions set out in each relevant standard (see Note 3 of the interim financial statements).

*b) EBITDA: **E**arnings **B**efore **I**nterest (and other financial income), **T**ax, **D**epreciation and **A**mortisation. This corresponds to operating profit before depreciation and amortisation.*

Sales by Division

Sales Flavours 59%
CHF 813 million
-3.8% in Swiss francs
-1.6% in local currencies

Sales Fragrances 41%
CHF 555 million
+0.2% in Swiss francs
+2.0% in local currencies

Total Sales
CHF 1,368 million
-2.2% in Swiss francs
-0.2% in local currencies



Fragrances
41%
Flavours
59%

Sales by Region

Sales are shown by destination



Asia Pacific
19%
Latin
America
10%
EAME
39%
USA
32%

Givaudan with sustained sales and profitability

In the first half year 2005, Givaudan maintained its sales in local currencies at the level of last year, despite the on-going reduction of commodity ingredients in both divisions. In Swiss Francs, this translates into a decline of 2.2%. The gross profit increased by one percentage point. Operating profit remained strong, at last year's level, whereas net profit was slightly affected by higher net financial expenses. Cash flow and balance sheet remained solid.

Sales

Fragrance sales grew 2.0% in local currencies, in line with the market. Sales in Swiss Francs remained at last year's levels. Consumer Products sales continued to outgrow the market substantially, whereas Fine Fragrance sales were affected by strong comparables. The important number of new wins could not compensate for the erosion of existing business due to shorter life cycles and the reduction of inventories in the distribution channels. In Fragrance Ingredients, specialities again showed a very good growth, whereas commodities further decreased according to strategy (half year impact: CHF 12 million).

Flavour sales declined by 1.6% in local currencies and 3.8% in Swiss Francs against the previous year's strong comparables. Sales were affected (half year impact: CHF 15 million) by our strategy to rationalise low margin flavour ingredients and by lower market prices for vanilla and citrus. Both, Asia Pacific and Latin America, had a good sales performance, whereas Europe and North America could not match last year's strong performance. All regions grew during the second quarter reversing the first quarter's decline.

Gross Profit

The gross margin improved from 48.3% in the first half of 2004 to 49.3%, despite a trend of increasing raw material prices. This improvement is mainly the result of the margin improvement initiatives and the consolidation of the flavour production sites in Europe.

Operating Profit

In the first half year, EBIT amounted to CHF 282 million compared to CHF 287 million for the same period of last year. The operating margin remained at 20.6%, thanks to the improved gross margin.

Cash Flow

Cash flow generation remained high. Operating cash flow before investments amounted to CHF 168 million compared to a high CHF 234 million last year, 2004 which was influenced mainly by an extraordinary tax credit. Capital spending amounted to CHF 53 million, in line with last year's level.

Net Profit

Net profit decreased from CHF 228 million to CHF 208 million, mainly due to higher net financial expenses. Earnings per share decreased slightly from CHF 29.48 to CHF 28.76.

Share Buy Back Programme

On 3 May 2005, Givaudan finalised its second share buy back for 800,000 shares. A total of 600,000 shares have already been cancelled at the Annual General Meetings in 2004, and 2005 respectively. The remaining 200,000 shares are foreseen to be cancelled at the next Annual General Meeting in 2006.

On 6 May 2005, Givaudan started a third share buy back programme for 720,000 shares, aiming at reducing the share capital to CHF 64.8 million. The programme will last until 31 May 2006. At the end of June 2005, 24,800 shares have been bought back under this new programme.

Outlook

Givaudan's focus is to create value for its shareholders by driving profitable organic growth and leveraging its unique expertise in sensory innovation. Givaudan strives to further consolidate its leading position in the fragrance and flavour industry by providing innovative solutions and superior service to our customers. Priority will be given to balancing tight cost control measures with investments in both efficiency improvement and high growth areas.

In a challenging environment and despite strong comparables, Givaudan remains confident that it will sustain its leading market position and deliver another good result in 2005.

Fragrance Division

Six months ended 30 June in millions of Swiss francs		Restated[a]	Reported
	2005	2004	2004
Sales to third parties	555	554	554
EBITDA	105	115	114
as % of sales	*18.9%*	*20.8%*	*20.6%*
Operating Profit	83	93	92
as % of sales	*15.0%*	*16.8%*	*16.6%*

a) The Group adopted early IFRS3 "Business Combinations", IAS36 "Impairment of Assets" (revised 2004) and IAS38 "Intangible Assets" (revised 2004) with effective date beginning on 1 January 2004. The Group adopted all other new and revised standards with effective date beginning on 1 January 2005. Comparative information is presented according to the transitional provisions set out in each relevant standard (see Note 3 of the interim financial statements).

The Fragrance Division recorded sales of CHF 555 million resulting in 2.0% growth in local currencies and 0.2% in Swiss Francs. This growth resulted from dynamic growth in Consumer Products, offset by weaker sales in Fine Fragrances and Fragrance Ingredients. In the Fragrance Ingredients business unit, Givaudan continues to focus on speciality ingredients – which again showed a very strong growth – and to streamline its portfolio of commodity ingredients.

Operating profit and margin declined from CHF 93 million to CHF 83 million and from 16.8% to 15.0% respectively, mainly due to the impact of lower fine fragrance sales, rising raw material prices and higher investments in marketing and sales.

Fine Fragrances

Fine Fragrance sales were lower than in the previous year's period, despite a number of successful launches. Higher erosion of the existing business, slow consumer demand in North America and Europe as well as a reduction of inventories in the distribution channels were the main drivers behind this slowdown. Latin America showed strong sales with both local and international clients.

Perfumes created by Givaudan were again amongst the winners at the annual FiFi awards ceremony in New York. Brit for Men by Burberry (Interparfums) won the award for the best men's luxury fragrance. Brit Red by Burberry was awarded the best woman's Nouveau Niche Fragrance. Paul Smith (Interparfums) won the best men's Nouveau Niche Fragrance. Ralph Lauren Cool (L'Oréal) received the Cosmopolitan magazine's consumers' choice award for the best woman's fragrance.

Consumer Products

Sales of the Consumer Products business unit substantially outgrew the market in all regions. In North America, sales continued to grow double digit with major wins across a broad range of customers. Sales in Latin America profited from significant wins with international customers supported by a more stable economical and political environment. Sales growth in Asia Pacific was achieved across a wide spectrum of customers as well as with renewed growth in China. In Europe, growth was driven by international key customers and major wins in Eastern Europe.

The fabric care and personal wash segment remained the biggest category. The strongest segment performance came from hair and skin care with double digit growth.

Fragrance Ingredients

Sales of specialities continued to grow double digit. The percentage of specialities in the overall ingredient portfolio increased in line with Givaudan's strategy to focus on higher value added products. The double digit growth of specialties did not fully offset the CHF 12 million impact of phased out commodity ingredients. The impact on the full year sales will be about CHF 27 million.

The recently commercialised patented molecules Javanol and Pharaone, continued to make inroads into the market, enjoying good customer's acceptance. They are expected to become major contributors to the portfolio in the coming years.

Fragrance Research

In the first half year 2005, two new molecules developed by our R&D centre in Zürich were introduced to the perfumers' palette: Pomarose, a very rich, fruity note, and Cosmone, an easily



biodegradable molecule with a rich and intense musky note. In addition to Nirvanolide, introduced in 2001, Cosmone enlarges Givaudan's range of new environmental friendly musks.

Granuscent, a new, patented delivery technology has recently been commercialised with the launch of a major product. A new controlled release system for liquid products, based on the science of liquid crystals, successfully passed the milestone for industrial scale-up. Pressure activated microcapsules are being added to the palette of Givaudan's delivery systems. This technology has been validated in consumer tests and entered the scale-up phase as well.

Givaudan remains strongly committed to fundamental research in the domain of understanding the sense of smell. Screening assays based on olfactory receptors as well as computer modelling help Givaudan in its endeavour to develop innovative fragrances.

In the first half year, sixteen fragrance-related patent applications were filed. More than ten applications are in preparation and will be filed during the next months.

Flavour Division

Six months ended 30 June in millions of Swiss francs		Restated[a]	Reported
	2005	2004	2004
Sales to third parties	**813**	**845**	**845**
EBITDA	**230**	**224**	**221**
as % of sales	*28.3%*	*26.5%*	*26.2%*
Operating Profit	**199**	**194**	**191**
as % of sales	*24.5%*	*23.0%*	*22.6%*

a) The Group adopted early IFRS3 "Business Combinations", IAS36 "Impairment of Assets" (revised 2004) and IAS38 "Intangible Assets" (revised 2004) with effective date beginning on 1 January 2004. The Group adopted all other new and revised standards with effective date beginning on 1 January 2005. Comparative information is presented according to the transitional provisions set out in each relevant standard (see Note 3 of the interim financial statements).

The Flavour Division recorded sales of CHF 813 million, a decline of 1.6% in local currencies and 3.8% in Swiss Francs. Asia Pacific and Latin America showed good growth, whereas Europe and North America declined mainly due to strong comparables and less customer development activities. Givaudan's areas of strategic focus such as Asia Pacific, Eastern Europe, Foodservice and Savoury as well as Health and Wellness developed favourably. Divisional sales were impacted by CHF 15 million due to lower vanilla and citrus market prices as well as by the streamlining of the low margin product portfolio. Givaudan expects a similar impact in the second half year.

Europe, North America and Latin America, which had declined in the first quarter, improved during the second quarter, thanks to the growth of the underlying business and new wins.

Operating profit increased from CHF 194 million to CHF 199 million despite lower sales, resulting in a margin increase from 23.0% to 24.5%.

This significant improvement is a direct result of the on-going margin improvement initiatives, the improved product mix related to the portfolio rationalisation and the production consolidation activities in Europe.

Asia Pacific

Sales in Asia Pacific showed a good growth for the first half year. Business with major key customers grew double digit and all market segments recorded positive growth. Beverages grew double digit as a result of strong new wins. Savoury sales were positively influenced by double digit growth in Foodservice, an area of strategic focus.

Europe, Africa and Middle East

European sales declined despite strong double digit growth in Eastern Europe. Confectionery and Savoury, excluding the discontinued ingredients, grew strongly. Foodservice showed double digit growth. Beverages were impacted by less development activities at the customer level and lower market prices for vanilla and citrus.

North America

Sales in North America could not repeat the strong momentum of last year due to fewer new product launches. The region was significantly impacted by vanilla price reduction as a large portion of these extracts are sold in this region. The reduced vanilla along with citrus prices impacted sales in Beverages and Dairy. Confectionery continued to show good growth.

Latin America

Latin America showed double-digit growth in Dairy and strong development in Confectionery, leading to a positive regional growth. Beverages sales were lower than last year's strong comparables. Overall, the markets of Brazil, Argentina and Mexico grew strongly.

Flavour Research

Givaudan's Global Flavour Research in Cincinnati successfully continued its exploration in the domains of consumer preferences, biotechnology, novel ingredients, flavour



delivery and smart systems. Outside partnerships have been intensified in the area of taste receptor research and active materials from botanicals.

Screening for novel cooling agents has uncovered a wide array of leading compounds with different intensities and action profiles for applications in chewing gum and oral care.

As part of Givaudan's Health and Wellness initiative, a number of options for sweetness modification are being actively pursued. In the domain of salt reduction in food applications, a series of biochemically produced compositions have proven to be successful. Furthermore, a number of products have been developed to mask the negative taste attributes of artificial sweeteners. Some of these have already been incorporated in flavours sold to customers.

The portable version of the creation tool Virtual Aroma Synthesizer (VAS), the Mini-VAS, is fully operational. By the end of the third quarter 2005, the world-wide roll-out will be completed. This tool is significantly improving the involvement of customers in the creation process.

As a response to the grapefruit shortage caused by the Florida hurricanes in 2004, Givaudan has developed a new production process for a key molecule prevalent in grapefruit oil. This has enabled Givaudan to successfully supply its customers with this important flavour.

Interim Condensed Consolidated Financial Statements (unaudited)

Consolidated Income Statement for the Six Months Ended 30 June

In millions of Swiss francs, except per share data	*Note*		Restated[a]	Reported
		2005	2004	2004
Sales	4	1,368	1,399	1,399
Cost of sales	3	(694)	(724)	(723)
Gross profit		**674**	**675**	**676**
as % of sales		*49.3%*	*48.3%*	*48.3%*
Marketing, development and distribution expenses	3, 5	(314)	(310)	(305)
Administration expenses	3	(51)	(49)	(46)
Amortisation of intangible assets		(9)	(9)	(9)
Other operating income (expenses), net	3	(18)	(20)	(33)
Operating profit		**282**	**287**	**283**
as % of sales		*20.6%*	*20.5%*	*20.2%*
Financial income (expenses), net	3	(13)	6	2
Result before taxes		**269**	**293**	**285**
Income taxes	3	(61)	(65)	(65)
Result for the period		**208**	**228**	**220**
Attribution:		**208**	**228**	**220**
Result attributable to minority interest		-	-	-
Result attributable to equity holders of the parent		208	228	220
as % of sales		*15.2%*	*16.3%*	*15.7%*
Earnings per share – basic (CHF)		**28.76**	**29.48**	**28.45**
Earnings per share – diluted (CHF)	6	**28.59**	**28.97**	**27.95**

a) The Group adopted early IFRS3 "Business Combinations", IAS36 "Impairment of Assets" (revised 2004) and IAS38 "Intangible Assets" (revised 2004) with effective date beginning on 1 January 2004. The Group adopted all other new and revised standards with effective date beginning on 1 January 2005. Comparative information is presented according to the transitional provisions set out in each relevant standard (see Note 3 of the interim financial statements).

Consolidated Balance Sheet

in millions of Swiss francs	Note	30 June 2005	Restated 31 December 2004	Reported 31 December 2004
Current assets	3, 10	1,933	1,766	1,735
Non-current assets		2,727	2,564	2,564
Total assets		**4,660**	**4,330**	**4,299**
Current liabilities	3	1,231	1,190	882
Non-current liabilities	3, 7, 10	1,387	1,152	1,152
Total liabilities		**2,618**	**2,342**	**2,034**
Share capital	8	78	78	78
Retained earnings, reserves and other equity components	3, 9, 10	1,963	1,909	2,186
Minority interest		1	1	1
Equity		**2,042**	**1,988**	**2,265**
Total liabilities and equity		**4,660**	**4,330**	**4,299**

Consolidated Cash Flow Statement for the Six Months Ended 30 June

in millions of Swiss francs	2005	Restated[a] 2004	Reported 2004
Cash flows from (for) operating activities	**168**	**234**	**234**
Cash flows from (for) financing activities	**(109)**	**(84)**	**(84)**
Cash flows from (for) investing activities	**99**	**(13)**	**(13)**
Net effect of currency translation on cash and cash equivalents	11	-	-
Increase (decrease) in cash and cash equivalents	169	137	137
Cash and cash equivalents at the beginning of the period	459	494	494
Cash and cash equivalents at the end of the period	**628**	**631**	**631**

a) The Group adopted early IFRS3 "Business Combinations", IAS36 "Impairment of Assets" (revised 2004) and IAS38 "Intangible Assets" (revised 2004) with effective date beginning on 1 January 2004. The Group adopted all other new and revised standards with effective date beginning on 1 January 2005. Comparative information is presented according to the transitional provisions set out in each relevant standard (see Note 3 of the interim financial statements).

Consolidated Statement of Changes in Equity for the Six Months Ended 30 June

in millions of Swiss francs	*Note*	2005	2004
Share capital			
Balance at 1 January		**78**	**80**
Cancellation of shares	8	-	-
Balance at 30 June		**78**	**80**
Retained earnings, reserves and other equity components			
Balance at 1 January as reported		**2,186**	**2,505**
Effect of the restatement	3	(277)	(283)
Balance at 1 January as restated		**1,909**	**2,222**
Dividends paid	9	(117)	(118)
Result for the period (2004 restated, see note 3)		208	228
Movement of fair value reserve for available-for-sale financial assets net of related deferred taxes, net		(3)	9
Movement of own equity instruments, net	10	(135)	(210)
Cancellation of shares	8	-	-
Movement on equity component of exchangeable bond	7	4	-
Change in currency translation, net		97	(4)
Balance at 30 June		**1,963**	**2,127**
Minority interest			
Balance at 1 January		**1**	**1**
Result for the period		-	-
Change in currency translation, net		-	-
Balance at 30 June		**1**	**1**
Total equity at 30 June		**2,042**	**2,208**

Notes to the Interim Consolidated Financial Statements (unaudited)

1. Group organisation

Givaudan SA and its subsidiaries (hereafter 'the Group'), operate under the name Givaudan. Givaudan SA is a limited liability company incorporated and domiciled in Switzerland. The Group is headquartered in Vernier, near Geneva, Switzerland.

Givaudan is a leading supplier of creative fragrance and flavour products to consumer goods industries. It operates in over 100 countries and has subsidiaries and branches in more than 40 countries.

The Group is listed on the SWX Swiss Exchange.

2. Basis of preparation of financial statements

These financial statements are the interim condensed consolidated financial statements (hereafter 'the interim financial statements') of the Group for the six-month period ended 30 June 2005 (hereafter 'the interim period'). They are prepared in accordance with and comply with the International Accounting Standard 34 "Interim Financial Reporting".

The interim financial statements include the operations of Givaudan SA and its controlled subsidiaries where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities.

These interim financial statements should be read in conjunction with the Half-Year 2004 report and the audited Annual Report 2004 as they provide an update of the most recent financial information available. These interim financial statements are not audited.

In the preparation of these interim financial statements, the Group applied the same accounting principles and policies as applied in the 2004 annual financial statements, except for IFRS 2 (issued 2004) "Share-based Payment", IFRS 5 (issued 2004) "Non-current Assets Held for Sale and Discontinued Operations", IAS 8 (revised 2003) "Accounting Policies, Changes in Accounting Estimates and Errors", IAS 10 (revised 2003) "Events after the Balance Sheet", IAS 16 (revised 2003) "Property, Plant and Equipment", IAS 17 (revised 2003) "Leases", IAS 21 (revised 2003) "The Effects of Changes in Foreign Exchange Rates", IAS 24 (revised 2003) "Related Party Disclosures", IAS 27 (revised 2003) "Consolidated and Separate Financial Statements", IAS 32 (revised 2003) "Financial Instruments: Disclosure and Presentation", IAS 33 (revised 2003) "Earnings per Share" and IAS 39 (revised 2003) "Financial Instruments: Recognition and Measurement", see Note 3.

The Group operates in markets where no significant seasonal or cyclical variations in sales are experienced during the financial year.

Income tax expense is recognised based upon the best estimate of the weighted average annual income tax rate expected for the full financial year.

3. Change in accounting policies

These interim financial statements have been prepared in accordance with those IFRS standards and IFRIC interpretations issued and effective or issued and early adopted as at 30 June 2005.
The main effects are described below.

Consolidation, impairment of long-lived assets and intangible assets
The early adoption of IFRS3, IAS36 (revised 2004) and IAS38 (revised 2004) resulted in an accounting policy change for goodwill in the 2004 audited financial statements.
Until 31 December 2003, goodwill was amortised on a straight line basis over 20 years and assessed for an indication of impairment at each balance sheet date. From 1 January 2004, the Group ceased amortisation of goodwill.

On 1 January 2004, the accumulated amortisation has been eliminated with a corresponding decrease in the cost of goodwill. From 1 January 2004, goodwill is tested annually for impairment and when there are indications of impairment.

The early adoption of IFRS3, IAS36 (revised 2004) and IAS38 (revised 2004) resulted in a classification of intangible assets such as patents, licences, trademarks, know-how and process-oriented technology as intangible assets with finite useful lives. The Group has reassessed their useful lives according to IAS38, and no adjustment has resulted.

These changes in accounting policies are applied prospectively from 1 January 2004.

Executive share option plans
IFRS2 requires to reflect the effects of share-based payment transactions in profit and loss and financial position. The Group revised its accounting policy accordingly regarding equity-settled share-based payment and cash-settled share-based payment transactions.

Equity-settled instruments: The cost of equity-settled instruments to be expensed, together with a corresponding increase in equity, over the vesting period is determined by reference to the market value of the options granted at the date of the grant. No market vesting conditions are involved. Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation. Prior the adoption of IFRS2, no compensation cost was recognised in the income statement except for the underlying social security costs.

Cash-settled instruments: The liability of the cash-settled instruments, together with a corresponding adjustment in expenses, is measured, over the vesting period, initially and at each balance sheet date until settled, at market value. Prior the adoption of IFRS2, compensation cost was recognised immediately in the income statement.

The adoption of IFRS2 must be done retrospectively, and as a result, the opening retained earnings have been restated as of 1 January 2004 and 2005 as if this standard had always been applied. The Group applied the standard to equity-settled plan grants after 7 November 2002 and not vested at 1 January 2005. Therefore, plans 2000 and 2001 have not been restated. Full retrospective application has been used for cash-settled plans.

The booking of equity-settled plans decreased retained earnings as of 1 January 2005 by CHF 3 million (1 January 2004: CHF 3 million), and the equity line result for the full year 2004, split over each relevant operating functions line, has reduced by CHF 4 million (half year to 30 June 2004: decrease CHF 2 million), while the equity line own equity instruments increased by the corresponding amount. The restatement of cash-settled plans increased retained earnings as of 1 January 2005 by CHF 6 million (1 January 2004: CHF 6 million) while current liabilities decreased by the same amount. The 2004 full year operating expenses have changed by CHF 0 million (half year to 30 June 2004: decrease CHF 6 million) and in addition certain reclassifications were made across the relevant operating functions lines.

Financial instruments

IAS39 (revised 2003) expanded the definition of the objective evidence that a financial asset classified as available-for-sale is impaired, with a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost being specifically considered as objective evidence of impairment. The Group revised its accounting policy accordingly and added to the existing impairment triggers that available-for-sale financial instruments that have a market value 20% or more below their original cost for a sustained six-month period will have to be considered as impaired. When an impairment loss has previously been recognised for an investment classified as available-for-sale, further declines in value are recorded as an impairment loss in the income statement.

The adoption of IAS39 (revised 2003) must be done retrospectively, and as a result, the opening retained earnings have been restated as of 1 January 2004 and 2005 as if this standard had always been applied.

Retained earnings as of 1 January 2005 have been reduced by CHF 105 million (1 January 2004: CHF 105 million), and the equity line result for the full year 2004 has reduced by CHF 16 million (half year to 30 June 2004: decrease CHF 3 million), while the fair value reserve for available-for-sale financial assets increased by the corresponding amount. The gains (losses) from available-for-sale financial assets realised in 2004 have been revisited and resulted to an adjustment increasing by CHF 2 million (half year to 30 June 2004: increase CHF 1 million) the line financial income (expenses), net of the consolidated income statement.

Own equity instruments

IAS32 (revised 2003) extended the definitions to include the treatment of derivatives on the entity's own equity. The accounting treatment depends primarily on the method of settlement, whether, cash or physical, whether gross or net, and whether either the issuer or the counterparty has the settlement choice. The Group revised its accounting policy accordingly to account for a derivative on the entity's own equity as a derivative instrument, a non-derivative financial liability or an equity instrument.

The adoption of IAS32 (revised 2003) must be done retrospectively, and as a result, the opening retained earnings have been restated as of 1 January 2004 and 2005 as if this standard had always been applied.

The 2005 opening balance of the equity line own equity instruments has been raised by CHF 286 million (opening balance 2004: CHF 286 million), the equity line retained earnings and reserves has been decreased by CHF 3 million (opening balance 2004: CHF 3 million), and the equity line result for the full year 2004 has been raised by CHF 6 million (half year to 30 June 2004: increase CHF 7 million), with corresponding adjustments in current assets of CHF 31 million (2004: CHF 21 million) regarding net cash-settled purchased calls recognised at market price and in current liabilities of CHF 314 million (2004: CHF 310 million) regarding gross physical-settled written puts recognised at the present value of the redemption amount. A derivative on the entity's own equity classified as a derivative instrument is measured at market value with a corresponding entry in the line financial income (expenses), net of the consolidated income statement. Any discount represented by the difference between the present value of a non-derivative financial liability and its redemption amount is amortised over the expected life of the instrument in the line financial income (expenses), net of the consolidated income statement.

Taxation

The restatements made on the interim financial statements changed the carrying value of some balance sheet items and consequently resulted to different temporary differences. Deferred taxes have been adjusted accordingly.

Reconciliation of equity at 1 January 2004

in millions of Swiss francs	Reported 1 January 2004	Executive share option plans	Financial instruments	Own equity instruments	Taxation	Restated 1 January 2004
Current assets	1,945			21		1,966
Non-current assets	2,603					2,603
Total assets	**4,548**			**21**		**4,569**
Current liabilities	633	(6)		310		937
Non-current liabilities	1,329				-	1,329
Total liabilities	**1,962**	**(6)**		**310**		**2,266**
Share capital	80					80
Retained earnings and reserves	3,010	3	(105)	(3)	2	2,907
Own equity instruments	(9)	3		(286)		(292)
Fair value reserve for available-for-sale financial assets	(115)		105		(2)	(12)
Equity component of exchangeable bond	10					10
Cumulative translation differences	(391)					(391)
Minority interest	1					1
Equity	**2,586**	**6**	**-**	**(289)**	**-**	**2,303**
Total liabilities and equity	**4,548**	**-**	**-**	**21**	**-**	**4,569**

Reconciliation of equity at 1 January 2005

in millions of Swiss francs	Reported 1 January 2005	Executive share option plans	Financial instruments	Own equity instruments	Taxation	Restated 1 January 2005
Current assets	1,735			31		1,766
Non-current assets	2,564					2,564
Total assets	**4,299**			**31**		**4,330**
Current liabilities	882	(6)		314		1,190
Non-current liabilities	1,152				-	1,152
Total liabilities	**2,034**	**(6)**		**314**	**-**	**2,342**
Share capital	78					78
Retained earnings and reserves	2,769	3	(105)	(3)	2	2,666
Result for the first semester 2004	220	4	(3)	7	-	228
Result for the second semester 2004	130	(8)	(13)	(1)	1	109
Result for full year 2004	350	(4)	(16)	6	1	337
Own equity instruments	(385)	7		(286)		(664)
Fair value reserve for available-for-sale financial assets	(105)		121		(3)	13
Equity component of exchangeable bond	8					8
Cumulative translation differences	(451)					(451)
Minority interest	1					1
Equity	**2,265**	**6**	**-**	**(283)**	**-**	**1,988**
Total liabilities and equity	**4,299**	**-**	**-**	**31**	**-**	**4,330**

Reconciliation of the consolidated income statement for the six months ended 30 June 2004

in millions of Swiss francs	Reported	Executive share option plans	Financial instruments	Own equity instruments	Taxation	Restated
Sales	1,399					1,399
Cost of sales	(723)	(1)				(724)
Gross profit	**676**	**(1)**				**675**
as % of sales	*48.3%*					*48.3%*
Marketing, development and distribution expenses	(305)	(5)				(310)
Administration expenses	(46)	(3)				(49)
Amortisation of intangible assets	(9)					(9)
Other operating income (expenses), net	(33)	13				(20)
Operating profit	**283**	**4**				**287**
as % of sales	*20.2%*					*20.5%*
Financial income (expenses), net	2		(3)	7		6
Result before taxes	**285**	**4**	**(3)**	**7**		**293**
Income taxes	(65)				-	(65)
Result for the period	**220**	**4**	**(3)**	**7**	**-**	**228**
Attribution	**220**	**4**	**(3)**	**7**	**-**	**228**
Result attributable to minority interest	-	-	-	-	-	-
Result attributable to equity holders of the parent	220	4	(3)	7		228
as % of sales	*15.7%*					*16.3%*
Earnings per share – basic (CHF)	**28.45**	**0.52**	**(0.39)**	**0.90**	**-**	**29.48**
Earnings per share – diluted (CHF)	**27.95**	**0.51**	**(0.38)**	**0.89**	**-**	**28.97**

4. Segment information

Segment information is included in the respective divisional comments.

5. Marketing, development and distribution expenses

In the six months ended 30 June the expenses for product development and research activities in 2005 amounted to CHF 105 million (2004: CHF 105 million) and are included in the income statement under marketing, development and distribution expenses.

6. Earnings per share - diluted

For the calculation of diluted earnings per share, the weighted average number of shares outstanding is adjusted to assume conversion of all potential dilutive shares arising from the executive share option plans and from the convertible instruments. Net income is adjusted for elimination of interest, net of tax for dilutive convertible instruments.

7. Debt

During the first six months of 2005, 106,448 bonds (2004: 43,300 bonds) of the exchangeable bond have been converted with the delivery of treasury shares. By 30 June 2005, 149,806 bonds on the maximum of 200,000 have been converted.

On 16 April 2004, the Group entered into a second private placement for a total amount of USD 200 million. The private placement was made by Givaudan United States, Inc. It matures at various times in instalments beginning May 2009 through May 2016 with annual interest rates ranging from 4.16% to 5.49%. There are various covenants contained in the transaction covering conditions on net worth, indebtedness and disposition of assets of Givaudan United States, Inc. Until now, Givaudan United States, Inc has been fully in compliance with the covenants set.

On 11 May 2005, the Group issued a 2.25% straight bond 2005-2012 with a nominal value of CHF 300 million. The bond was issued by Givaudan Finance SA and is guaranteed by Givaudan SA (holding company).

8. Share capital

On 3 May 2005, the Group had completed its second share buy back programme with the repurchase of 800,000 registered shares over a second trading line on virt-x. At the Annual General Meeting on 16 April 2004, the shareholders agreed with the cancellation of 200,000 repurchased shares and with the corresponding reduction of the share capital by 2.5%, from CHF 80,000,000 to CHF 78,000,000. The cancellation became effective on 5 July 2004. At the Annual General Meeting on 27 April 2005, the shareholders agreed with the cancellation of a further 400,000 repurchased shares and with the corresponding reduction of the share capital by 5.1%, from CHF 78,000,000 to CHF 74,000,000. The cancellation became effective on 14 July 2005. The Group intends to cancel the remaining 200,000 repurchased shares, resulting in the corresponding reduction of the share capital by 2.7% from CHF 74,000,000 to CHF 72,000,000. The cancellation of these shares must be approved by the Group's shareholders and will be proposed to the Annual General Meeting on 17 April 2006.

On 6 May 2005, the Group started a third share buy back programme that will last until 31 May 2006. The Group intends to reduce its share capital of 7,200,000 to 6,480,000 registered shares with a subsequent cancellation of the shares bought back. The buying of a maximum of 720,000 registered shares (representing 10% of the share capital) is made through a second trading line on virt-x. The cancellation of the shares must be approved by the Group's shareholders. By 30 June 2005, the Group had repurchased 24,800 registered shares under the third share buy back programme.

9. Dividends paid

At the Annual General Meeting held on 27 April 2005, the distribution of an ordinary dividend of CHF 9.80 gross per share (2004: CHF 8.90) and the distribution of an extraordinary dividend of CHF 6.50 gross per share (2004: CHF 6.50) were approved. The ordinary and extraordinary dividends were paid on 2 May 2005.

10. Own equity instruments

The Group holds own equity instruments to help cover the anticipated obligations related to the executive share options plan and the guaranteed exchangeable bonds issued on 7 June 2001. On 30 June 2005, the Group held 684,223 (2004: 402,450) own shares and derivatives on own shares equating to a net position of 383,130 (2004: 384,290) own shares.

Agenda

2005

Half Year Conference, Zurich
25 August 2005

9 Months Sales
7 October 2005

Investor Day, Paris
17 November 2005

Merril Lynch Conference, London
1 December 2005

2006

Full Year Results 2005
21 February 2006

3 Months Sales
7 April 2006

Annual General Meeting, Geneva
7 April 2006

Annual Investor Conference, Vernier
12 April 2006

Half Year Results 2006
4 August 2006

Half Year Conference, Zurich
24 August 2006

9 Months Sales
6 October 2006

Investor Day
17 November 2006

2007

Full Year Results 2006
20 February 2007

Annual General Meeting
30 March 2007

3 Months Sales
4 April 2007

Annual Investor Conference
4 April 2006

Half Year Results 2007
3 August 2007

Half Year Conference, Zurich
23 August 2007

9 Months Sales
8 October 2007

This information is correct at the time of going to press. For updated information please visit our agenda on www.givaudan.com

The Givaudan Half Year Report is published in English, German and French

Givaudan SA Chemin de la Parfumerie 5, CH-1214 Vernier, Switzerland
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